PO Box 9777
Federal Way, WA 98063-9777

Tel 253-924-5255
Fax 253-924-2013

May 25, 2011

Mr. Daniel L. Gordon

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject:	Weyerhaeuser Company
Form 10-K for the Year Ended December 31, 2010
File no. 1-04825

Dear Mr. Gordon:

We received your correspondence dated May 13, 2011 in which you commented on Weyerhaeuser Company’s annual report on Form 10-K for the year ended December 31, 2010. We expect to provide our response on or before July 1, 2011.

If you have any questions, please give me a call at (253) 924-5255.

Sincerely,

Weyerhaeuser Company

Jerald W. Richards

Chief Accounting Officer